02048940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ____________ to ______________

Commission file number 33-87596

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Columbia Bancorp 401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Bancorp
10480 Little Patuxent Parkway
Columbia, MD 21044



## REQUIRED INFORMATION

Item 1. Not required.

Item 2. Not required.

Item 3. Not required.

Item 4. Attached hereto are the following exhibits:

Exhibit A: Columbia Bancorp 401(k) Plan and Trust Form 5500 for the plan year ending December 31, 2001.
Exhibit B: Columbia Bancorp 401(k) Plan and Trust audited financial statements for the years ended December 31, 2001 and 2000.
Exhibit C: Consent of Independent Accountants

## SIGNATURES

*The Plan.* Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

**COLUMBIA BANCORP 401(k) PLAN AND TRUST**

Date: 07/12/02

John A. Scaldara, Jr.
Executive Vice President and Chief Financial Officer,
Plan Trustee

EXHIBIT A

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

# Annual Return/Report of Employee Benefit Plan

**This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).**

**▶ Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

**2001**

**This Form is Open to Public Inspection**

## Part I Annual Report Identification Information

**For the calendar plan year 2001 or fiscal plan year beginning , and ending ,**

**A** This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ________

**B** This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

**C** If the plan is a collectively-bargained plan, check here ▶ ☐

**D** If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

## Part II Basic Plan Information — enter all requested information.

**1a** Name of plan
COLUMBIA BANCORP 401(K) PLAN & TRUST

**1b** Three-digit plan number (PN) ▶ 001

**1c** Effective date of plan (mo., day, yr.)
01/01/1989

**2a** Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
COLUMBIA BANCORP

5585 STERRETT PLACE

COLUMBIA MD 21044

**2b** Employer Identification Number (EIN)
52-1645572

**2c** Sponsor's telephone number
410-465-4800

**2d** Business code (see instructions)
522110

**Caution:** A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

[signature] 07/12/02 John A. Scaldara Jr.
Signature of plan administrator — Date — Typed or printed name of individual signing as plan administrator

[signature] 07/12/02 John A. Scaldara Jr.
Signature of employer/plan sponsor/DFE — Date — Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

Official Use Only

| | |
|---|---|
| **3a** Plan administrator's name and address (If same as plan sponsor, enter "Same")<br>SAME | **3b** Administrator's EIN |
| | **3c** Administrator's telephone number |

| | |
|---|---|
| **4** If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below: | **b** EIN |
| **a** Sponsor's name | **c** PN |

| | |
|---|---|
| **5** Preparer information (optional) **a** Name (including firm name, if applicable) and address | **b** EIN |
| | **c** Telephone number |

| | | |
|---|---|---|
| **6** Total number of participants at the beginning of the plan year | **6** | 421 |
| **7** Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c, and 7d**) | | |
| **a** Active participants | **7a** | 322 |
| **b** Retired or separated participants receiving benefits | **7b** | 0 |
| **c** Other retired or separated participants entitled to future benefits | **7c** | 68 |
| **d** Subtotal. Add lines **7a, 7b,** and **7c** | **7d** | 390 |
| **e** Deceased participants whose beneficiaries are receiving or are entitled to receive benefits | **7e** | 0 |
| **f** Total. Add lines **7d** and **7e** | **7f** | 390 |
| **g** *Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)* | **7g** | 299 |
| **h** Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested | **7h** | 19 |
| **i** If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500) | **7i** | 5 |

**8** Benefits provided under the plan (complete **8a** through **8c,** as applicable)

**a** [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2G 2J 2K 3E

**b** [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

**c** [ ] Fringe benefits (check this box if the plan provides fringe benefits)

| **9a** Plan funding arrangement (check all that apply) | **9b** Plan benefit arrangement (check all that apply) |
|---|---|
| **(1)** [ ] Insurance | **(1)** [ ] Insurance |
| **(2)** [ ] Code section 412(i) insurance contracts | **(2)** [ ] Code section 412(i) insurance contracts |
| **(3)** [X] Trust | **(3)** [X] Trust |
| **(4)** [ ] General assets of the sponsor | **(4)** [ ] General assets of the sponsor |

[redacted]

Official Use Only

**10** Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

**a Pension Benefit Schedules**

| | | | Schedule | |
|---|---|---|---|---|
| (1) | [X] | | R | (Retirement Plan Information) |
| (2) | [ ] | ____ | T | (Qualified Pension Plan Coverage Information) |

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year .................... ▶ 2000

| | | | Schedule | |
|---|---|---|---|---|
| (3) | [ ] | | B | (Actuarial Information) |
| (4) | [ ] | | E | (ESOP Annual Information) |
| (5) | [X] | | SSA | (Separated Vested Participant Information) |

**b Financial Schedules**

| | | | Schedule | |
|---|---|---|---|---|
| (1) | [X] | | H | (Financial Information) |
| (2) | [ ] | | I | (Financial Information – Small Plan) |
| (3) | [ ] | ____ | A | (Insurance Information) |
| (4) | [ ] | | C | (Service Provider Information) |
| (5) | [ ] | | D | (DFE/Participating Plan Information) |
| (6) | [ ] | | G | (Financial Transaction Schedules) |
| (7) | [X] | 1 | P | (Trust Fiduciary Information) |

**c Fringe Benefit Schedule**

| | | Schedule | |
|---|---|---|---|
| [ ] | | F | (Fringe Benefit Plan Annual Information) |

**SCHEDULE H (Form 5500)**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

# Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
**2001**
**This Form is Open to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning , and ending ,

| | |
|---|---|
| **A** Name of plan<br>COLUMBIA BANCORP 401(K) PLAN & TRUST | **B** Three-digit plan number ▶ 001 |
| **C** Plan sponsor's name as shown on line 2a of Form 5500<br>COLUMBIA BANCORP | **D** Employer Identification Number<br>52-1645572 |

## Part I Asset and Liability Statement

**1** Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

| Assets | | (a) Beginning of Year | (b) End of Year |
|---|---|---|---|
| **a** Total noninterest-bearing cash | a | | 714 |
| **b** Receivables (less allowance for doubtful accounts): | | | |
| (1) Employer contributions | b(1) | | |
| (2) Participant contributions | b(2) | | |
| (3) Other | b(3) | | |
| **c** General investments: | | | |
| (1) Interest-bearing cash (incl. money market accounts and certificates of deposit) | c(1) | 169723 | 590820 |
| (2) U.S. Government securities | c(2) | | |
| (3) Corporate debt instruments (other than employer securities): | | | |
| (A) Preferred | c(3)(A) | | |
| (B) All other | c(3)(B) | | |
| (4) Corporate stocks (other than employer securities): | | | |
| (A) Preferred | c(4)(A) | | |
| (B) Common | c(4)(B) | | |
| (5) Partnership/joint venture interests | c(5) | | |
| (6) Real estate (other than employer real property) | c(6) | | |
| (7) Loans (other than to participants) | c(7) | | |
| (8) Participant loans | c(8) | 93110 | 154473 |
| (9) Value of interest in common/collective trusts | c(9) | | |
| (10) Value of interest in pooled separate accounts | c(10) | | |
| (11) Value of interest in master trust investment accounts | c(11) | | |
| (12) Value of interest in 103-12 investment entities | c(12) | | |
| (13) Value of interest in registered investment companies (e.g., mutual funds) | c(13) | 3,025,458 | 3,673,875 |
| (14) Value of funds held in insurance co. general account (unallocated contracts) | c(14) | | |
| (15) Other | c(15) | | |

Official Use Only

| | | (a) Beginning of Year | (b) End of Year |
|---|---|---|---|
| **d** Employer-related investments: | | | |
| (1) Employer securities | d(1) | 1,132,248 | 2,217,855 |
| (2) Employer real property | d(2) | | |
| **e** Buildings and other property used in plan operation | e | | |
| **f** Total assets (add all amounts in lines 1a through 1e) | f | 4,420,539 | 6,637,737 |
| **Liabilities** | | | |
| **g** Benefit claims payable | g | | |
| **h** Operating payables | h | | |
| **i** Acquisition indebtedness | i | | |
| **j** Other liabilities | j | | |
| **k** Total liabilities (add all amounts in lines 1g through 1j) | k | 0 | 0 |
| **Net Assets** | | | |
| **l** Net assets (subtract line 1k from line 1f) | l | 4,420,539 | 6,637,737 |

## Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. DFEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

| **Income** | | (a) Amount | (b) Total |
|---|---|---|---|
| **a Contributions:** | | | |
| (1) Received or receivable in cash from: (A) Employers | a(1)(A) | 369552 | |
| (B) Participants | a(1)(B) | 847387 | |
| (C) Others (including rollovers) | a(1)(C) | 34817 | |
| (2) Noncash contributions | a(2) | | |
| (3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)** | a(3) | | 1,251,756 |
| **b Earnings on investments:** | | | |
| (1) Interest: | | | |
| (A) Interest-bearing cash (including money market accounts and certificates of deposit) | b(1)(A) | | |
| (B) U.S. Government securities | b(1)(B) | | |
| (C) Corporate debt instruments: | (1)(C) | | |
| (D) Loans (other than to participants) | b(1)(D) | | |
| (E) Participant loans | b(1)(E) | 9949 | |
| (F) Other | b(1)(F) | | |
| (G) Total interest. Add lines **2b(1)(A)** through **(F)** | b(1)(G) | | 9949 |
| (2) Dividends: (A) Preferred stock | b(2)(A) | | |
| (B) Common stock | b(2)(B) | | |
| (C) Total dividends. Add lines **2b(2)(A)** and **(B)** | b(2)(C) | | 0 |
| (3) Rents | b(3) | | |
| (4) Net gain (loss) on sale of assets: (A) Aggregate proceeds | b(4)(A) | | |
| (B) Aggregate carrying amount (see instructions) | b(4)(B) | | |
| (C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result | b(4)(C) | | 0 |

Official Use Only

| | | (a) Amount | (b) Total |
|---|---|---|---|
| (5) Unrealized appreciation (depreciation) of assets: (A) Real estate | b(5)(A) | | |
| (B) Other | b(5)(B) | | |
| (C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B) | b(5)(C) | | 0 |
| (6) Net investment gain (loss) from common/collective trusts | b(6) | | |
| (7) Net investment gain (loss) from pooled separate accounts | b(7) | | |
| (8) Net investment gain (loss) from master trust investment accounts | b(8) | | |
| (9) Net investment gain (loss) from 103-12 investment entities | b(9) | | |
| (10) Net investment gain (loss) from registered investment companies (e.g., mutual funds) | b(10) | | 145317 |
| **c** Other income | c | | |
| **d** Total income. Add all **income** amounts in column (b) and enter total | d | | 1,407,022 |
| **Expenses** | | | |
| **e** Benefit payment and payments to provide benefits: | | | |
| (1) Directly to participants or beneficiaries, including direct rollovers | e(1) | 399629 | |
| (2) To insurance carriers for the provision of benefits | e(2) | | |
| (3) Other | e(3) | | |
| (4) Total benefit payments. Add lines 2e(1) through (3) | e(4) | | 399629 |
| **f** Corrective distributions (see instructions) | f | | |
| **g** Certain deemed distributions of participant loans (see instructions) | g | | |
| **h** Interest expense | h | | |
| **i** Administrative expenses: (1) Professional fees | i(1) | | |
| (2) Contract administrator fees | i(2) | | |
| (3) Investment advisory and management fees | i(3) | | |
| (4) Other | i(4) | | |
| (5) Total administrative expenses. Add lines 2i(1) through (4) | i(5) | | 0 |
| **j** Total expenses. Add all **expense** amounts in column (b) and enter total | j | | 399629 |
| **Net Income and Reconciliation** | | | |
| **k** Net income (loss) (subtract line 2j from line 2d) | k | | 1,007,393 |
| **l** Transfers of assets | | | |
| (1) To this plan | l(1) | | 1,209,805 |
| (2) From this plan | l(2) | | |

## Part III Accountant's Opinion

**3** The opinion of an independent qualified public accountant for this plan is (see instructions):

**a** **Attached** to this Form 5500 and the opinion is: (1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

**b** **Not attached** because: (1) [ ] the Form 5500 is filed for a CCT, PSA or MTIA.

(2) [ ] the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

**c** Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) [ ]

**d** *If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm)* ▶

KPMG 13-5565207

Official Use Only

## Part IV Transactions During Plan Year

**4** CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

| During the plan year: | | Yes | No | Amount |
|---|---|---|---|---|
| **a** Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (see instructions) | a | | X | |
| **b** Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked) | b | | X | |
| **c** Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked) | c | | X | |
| **d** Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked) | d | | X | |
| **e** Was this plan covered by a fidelity bond? | e | X | | 6,000,000 |
| **f** Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? | f | | X | |
| **g** Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? | g | | X | |
| **h** Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? | h | | X | |
| **i** Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements) | i | X | | |
| **j** Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements) | j | X | | |
| **k** Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC? | k | | X | |

**5a** Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ____________

**5b** If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

| **5b(1)** Name of plan(s) | **5b(2)** EIN(s) | **5b(3)** PN(s) |
|---|---|---|
| | | |
| | | |
| | | |

Attachment to Schedule H of Form 5500 for the plan year beginning January 1, 2001, and ending December 31, 2001
The Columbia Bank
Columbia Bancorp 401(k) Plan & Trust
The Columbia Bank EIN 52-1645572 Plan 001

**Part IV - Line 4i - Schedule of Assets Held for Investment Purposes**

| Issue | Description | Cost | Current Value |
|---|---|---|---|
| American Balanced Fund | Mutual Fund | Not Determinable | 521,683 |
| American US Govt Securities Fund | " | " | 27,467 |
| Bond Fund of America | " | " | 163,902 |
| Columbia Bancorp Stock Fund | " | " | 2,217,855 |
| EuroPacific Growth Fund | " | " | 90,417 |
| Fundamental Investors Fund | " | " | 511,780 |
| Growth Fund of America | " | " | 1,073,713 |
| Scudder Technology Fund | " | " | 172,921 |
| The New Economy Fund | " | " | 733,708 |
| Van Kampen Aggressive Growth Fund | " | " | 160,191 |
| Van Kampen Emerging Growth Fund -A | " | " | 218,093 |
| Cash Management Trust of America | " | " | 590,820 |
| Participant Loans | Variable interest | 154,473 | 154,473 |
| Cash | Cash | 714 | 714 |
| **Totals** | | | **6,637,737** |

**SCHEDULE P (FORM 5500)**

Department of the Treasury
Internal Revenue Service

# Annual Return of Fiduciary of Employee Benefit Trust

**This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).**

**Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).**

**▶ File as an attachment to Form 5500 or 5500-EZ.**

Official Use Only

OMB No. 1210-0110

**2001**

**This Form is Open to Public Inspection.**

For trust calendar year 2001 or fiscal year beginning , and ending ,

**1a** Name of trustee or custodian

JOHN A. SCALDARA, JR.

**b** Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

5585 STERRETT PLACE

**c** City or town, state, and ZIP code

COLUMBIA MD 21044

**2a** Name of trust
COLUMBIA BANCORP 401(K) PLAN & TRUST

**b** Trust's employer identification number 52-1645572

**3** Name of plan if different from name of trust

**4** Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .......... [X] **Yes** [ ] **No**

**5** Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .......... ▶ 52-1645572

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

**Signature of fiduciary** ▶ [signature] **Date** ▶ 07/02/02

**For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.** v4.1 **Schedule P (Form 5500) 2001**

[redacted]

Official Use Only

**SCHEDULE R (Form 5500)**

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

# Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

► **File as an Attachment to Form 5500.**

OMB No. 1210-0110

**2001**

**This Form is Open to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning , and ending ,

| | |
|---|---|
| **A** Name of plan<br>COLUMBIA BANCORP 401(K) PLAN & TRUST | **B** Three-digit plan number ► 001 |
| **C** Plan sponsor's name as shown on line 2a of Form 5500<br>COLUMBIA BANCORP | **D** Employer Identification Number<br>52-1645572 |

## Part I Distributions

**All references to distributions relate only to payments of benefits during the plan year.**

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .......... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 58-1428634 ________

**Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.**

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year .......... **3**

## Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .......... ☐ Yes ☐ No ☐ N/A

**If the plan is a defined benefit plan, go to line 7.**

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .......... ► Month____ Day____ Year____

**If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.**

6a Enter the minimum required contribution for this plan year .......... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year .......... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .......... **6c** $

**If you completed line 6c, do not complete the remainder of this schedule.**

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .......... ☐ Yes ☐ No ☐ N/A

**Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).**

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? .......... ☐ Yes ☐ No ☐ N/A

## Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) .......... ☐ Yes ☐ No

**SCHEDULE SSA (Form 5500)**

Department of the Treasury
Internal Revenue Service

# Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

**Under Section 6057(a) of the Internal Revenue Code**

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

**2001**

**This Form is NOT Open to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning , and ending ,

| | |
|---|---|
| **A** Name of plan<br>COLUMBIA BANCORP 401(K) PLAN & TRUST | **B** Three-digit plan number ▶ 001 |
| **C** Plan sponsor's name as shown on line 2a of Form 5500<br>COLUMBIA BANCORP | **D** Employer Identification Number<br>52-1645572 |

**1a** [X] Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

**1b** [ ] Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

**2** Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

**3a** Name of plan administrator (if other than sponsor)

**3b** Administrator's EIN

**3c** Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator ▶

Phone number of plan administrator ▶ 410-465-4800

Date ▶ 07/12/02

Official Use Only

**4** Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

**Code A** -- has not previously been reported.

**Code B** -- has previously been reported under the above plan number but requires revisions to the information previously reported.

**Code C** -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

**Code D** -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

| | Use with entry code "A", "B", "C", or "D" | | | | Use with entry code "A" or "B" | | |
|---|---|---|---|---|---|---|---|
| | | | | | Enter code for nature and form of benefit | | Amount of vested benefit |
| (a) Entry Code | (b) Social Security Number | (c) Name of Participant (First) | (M.I.) | (Last) | (d) Type of annuity | (e) Payment frequency | (f) Defined benefit plan -- periodic payment |
| A | 216212689 | DOMINIC | | DOWELL | A | A | |
| A | 160606605 | MARY | | PRATT | A | A | |
| A | 032502342 | SHEILA | | SCHARER | A | A | |
| A | 265045267 | VICTORIA | | WALKER | A | A | |

| | Use with entry code "A" or "B" | | | Use with entry code "C" | |
|---|---|---|---|---|---|
| | Amount of vested benefit — Defined contribution plan | | | | |
| (a) Entry Code | (g) Units or shares | Share indicator | (h) Total value of account | (i) Previous sponsor's employer identification number | (j) Previous plan number |
| | | | 2223.29 | | |
| | | | 631.83 | | |
| | | | 8989.45 | | |
| | | | 33611.34 | | |

[redacted]

Official Use Only

**4** Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

**Code A** – has not previously been reported.

**Code B** – has previously been reported under the above plan number but requires revisions to the information previously reported.

**Code C** – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

**Code D** – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

| | Use with entry code "A", "B", "C", or "D" | | | | Use with entry code "A" or "B" | | |
|---|---|---|---|---|---|---|---|
| | | | | | Enter code for nature and form of benefit | | Amount of vested benefit |
| (a) Entry Code | (b) Social Security Number | (c) Name of Participant (First) | (M.I.) | (Last) | (d) Type of annuity | (e) Payment frequency | (f) Defined benefit plan – periodic payment |
| A | 578966958 | ANTHONY | | WILLIAMS | A | A | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |

| | Use with entry code "A" or "B" | | | Use with entry code "C" | |
|---|---|---|---|---|---|
| | Amount of vested benefit | | | | |
| | Defined contribution plan | | | | |
| (a) Entry Code | (g) Units or shares | Share indicator | (h) Total value of account | (i) Previous sponsor's employer identification number | (j) Previous plan number |
| | | | 4483.15 | | |
| | | | | | |
| | | | | | |
| | | | | | |

# SUMMARY ANNUAL REPORT

# FOR COLUMBIA BANCORP 401(K) PLAN & TRUST

This is a summary of the annual report for the Columbia Bancorp 401(k) Plan & Trust, EIN 52-1645572, Plan No. 001, for the period January 1, 2001 through December 31, 2001. The annual report has been filed with the Pension and Welfare Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

## Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $399,629. These expenses included $399,629 in benefits paid to participants and beneficiaries. A total of 390 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $6,637,737 as of December 31, 2001, compared to $4,420,539 as of January 1, 2001. During the plan year the plan experienced an increase in its net assets of $2,217,198. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,407,022 including employer contributions of $369,552, employee contributions of $847,387, and earnings from investments of $155,266.

## Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. an accountant's report;
2. financial information;
3. assets held for investment; and
4. transactions in excess of 5% of the plan assets.

To obtain a copy of the full annual report, or any part thereof, write or call Columbia Bancorp, 5585 Sterrett Place, Columbia, MD 21044, (410) 465-4800.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Columbia Bancorp, 5585 Sterrett Place, Columbia, MD 21044) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

KPMG

EXHIBIT B

# COLUMBIA BANCORP
# 401(k) PLAN AND TRUST

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

COLUMBIA BANCORP 401(k) PLAN AND TRUST

## Table of Contents



* * * * * * *

The other schedules required by the Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

KPMG

111 South Calvert Street
Baltimore, MD 21202

# Independent Auditors' Report

The Plan Administrator
Columbia Bancorp 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 21, 2002

## COLUMBIA BANCORP 401(k) PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Investments, at fair value (notes 1 and 4): | | | |
| Money market funds | $ | 591,534 | 169,723 |
| Marketable securities | | 5,891,730 | 4,157,706 |
| | | 6,483,264 | 4,327,429 |
| Receivables from participants – loans | | 154,473 | 93,110 |
| Net assets available for plan benefits | $ | 6,637,737 | 4,420,539 |

See accompanying notes to financial statements.

**COLUMBIA BANCORP 401(k) PLAN AND TRUST**

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Income (loss) on investments (notes 1 and 4): | | | |
| Dividends and interest | $ | 67,502 | 400,693 |
| Net appreciation (depreciation) in fair value of investments | | 77,815 | (457,371) |
| Total income (loss) on investments | | 145,317 | (56,678) |
| Contributions from Columbia Bancorp | | 369,552 | 224,388 |
| Contributions from participants | | 857,336 | 532,108 |
| Rollover contributions | | 34,817 | 17,457 |
| Merger of Suburban Bancshares, Inc. 401(k) Plan | | 1,209,805 | — |
| Distributions to participants | | (399,629) | (219,516) |
| Net increase in net assets available for plan benefits | | 2,217,198 | 497,759 |
| Net assets available for plan benefits: | | | |
| Beginning of year | | 4,420,539 | 3,922,780 |
| End of year | $ | 6,637,737 | 4,420,539 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies and Other Matters

### (a) *Basis of Presentation*

The financial statements of the Columbia Bancorp 401(k) Plan and Trust (the Plan) have been prepared on the accrual basis and present the net assets available for plan benefits and the changes in those net assets.

### (b) *Trust Fund Management and Investments*

Columbia Bancorp (the Company) is the sponsor of the Plan. The trustees of the Plan, the Company's president and chief executive officer and executive vice president and chief financial officer, have authority to execute investment transactions based upon the investment elections of plan participants.

Investments are carried at fair values determined by quoted market prices. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which the changes occur.

### (c) *Administrative expenses*

The Company pays all administrative expenses incurred on behalf of the Plan.

### (d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

## (2) General Description of the Plan

The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

The Plan is a defined contribution plan and was established effective January 1, 1989 to provide employees of the Company an incentive to save for retirement and for financial emergencies. Prior to March 1, 2000, all employees of the Company with at least one year of service, as defined in the Plan, were eligible to participate in the Plan. Effective March 1, 2000, all employees are eligible to contribute to the plan; however, employees are eligible for Company matching contributions only after completing one year of service.



(Continued)

Effective January 1, 2001, the Suburban Bancshares, Inc. 401(k) Plan was merged with and into the Plan following the merger of Suburban Bancshares, Inc. with the Company in March 2000. Approximately $1,210,000 of net assets were transferred to the Plan.

Contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, subject to an annual limitation. Participants are able to defer payment of income taxes on their contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.

Matching contributions are made by the Company to each participant's account in an amount equal to a percentage of a participant's contribution determined annually prior to the start of the plan year (50% in 2001 and 2000). The Company's matching contributions are invested in the various investment programs based on participants' instructions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

Participants are fully vested immediately in their contributions and related earnings. Effective March 1, 2000, vesting in Company matching contributions is based upon years of vesting service as follows:

| Years of service | Percentage |
|---|---|
| 1 | 20 |
| 2 | 40 |
| 3 | 60 |
| 4 | 80 |
| 5 or more | 100 |

Forfeitures of nonvested Company contributions are allocated to active participants based upon each participant's annual salary in proportion to total compensation of all active participants during the Plan year.

Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment, or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship under specific guidelines set forth in the Plan.

Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.



(Continued)

## (3) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

## (4) Investments

Investments that represent 5% or more of the Plan's net assets are as follows at December 31:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | **Number of shares** | **Fair value** | **Number of shares** | **Fair value** |
| Mutual funds: | | | | |
| Cash Management Trust of America | 591,534 | $ 591,534 | 112,197 | $ 112,197 |
| American Balanced Fund | 32,914 | 521,683 | 22,484 | 347,822 |
| Fundamental Investors Fund | 18,644 | 511,780 | 19,151 | 596,739 |
| Growth Fund of America | 45,285 | 1,073,713 | 24,418 | 661,228 |
| The New Economy Fund | 40,093 | 733,708 | 53,451 | 1,183,411 |
| Columbia Bancorp common stock | 142,278 | 2,217,855 | 102,640 | 1,132,248 |

Net appreciation (depreciation) in fair value of investments is summarized as follows for the years ended December 31:

| | 2001 | 2000 |
|---|---|---|
| Mutual funds | $ (588,202) | (430,540) |
| Columbia Bancorp common stock | 666,017 | (26,831) |
| | $ 77,815 | (457,371) |

## (5) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 13, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt. The Plan's management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

## COLUMBIA BANCORP 401(k) PLAN AND TRUST

*Schedule 1*

Form 5500 — Schedule of Assets (Held at End of Year)

December 31, 2001

| Description | Par value or number of shares | | Current value |
|---|---|---|---|
| Investments: | | | |
| Mutual funds: | | | |
| Cash Management Trust of America | 591,534 | $ | 591,534 |
| American Balanced Fund | 32,914 | | 521,683 |
| American U.S. Government Securities Fund | 2,067 | | 27,467 |
| Bond Fund of America | 12,815 | | 163,902 |
| EuroPacific Growth Fund | 3,365 | | 90,417 |
| Fundamental Investors Fund | 18,644 | | 511,780 |
| Growth Fund of America | 45,285 | | 1,073,713 |
| Scudder Technology Fund | 14,128 | | 172,921 |
| The New Economy Fund | 40,093 | | 733,708 |
| Van Kampen Aggressive Growth Fund | 11,955 | | 160,191 |
| Van Kampen Emerging Growth Fund – A | 5,153 | | 218,093 |
| Columbia Bancorp* common stock | 142,278 | | 2,217,855 |
| Total investments | | | 6,483,264 |
| Participant loans — interest rates 6.5% – 10.5% | | | 154,473 |
| Assets held for investment purposes | | $ | 6,637,737 |

*Denotes party-in-interest

## COLUMBIA BANCORP 401(k) PLAN AND TRUST

*Schedule 2*

Form 5500 – Schedule of Reportable Transactions

Year ended December 31, 2001

| Description of assets | | Purchase price | Selling price | Cost of assets | Current value of assets on transaction date | Net gain (loss) |
|---|---|---|---|---|---|---|
| Mutual fund: | | | | | | |
| Growth Fund of America | $ | 496,028 | — | 496,028 | 496,028 | — |

EXHIBIT C

# CONSENT OF INDEPENDENT ACCOUNTANTS

The Plan Administrator
Columbia Bancorp 401(k) Plan and Trust:

We consent to the incorporation by reference in the registration statements (Nos. 333-10231, 333-32359 and 333-32912) on Form S-8 of Columbia Bancorp of our report dated June 21, 2002, relating to the statements of net assets available for plan benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2001 report on Form 11-K of the Columbia Bancorp 401(k) Plan and Trust.

KPMG LLP
KPMG LLP

Baltimore, Maryland
July 9, 2002

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report on the financial statements of Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust dated June 26, 2002 included in this Form 11-K into the previously filed Registration Statement on Form S-8 (No. 333-52460).

Arthur Andersen LLP

Denver, Colorado,
June 26, 2002

# Fax

**ANDERSEN**

To Greg Pacher

Company Patina

Fax number 303-595-7411

Date

Number of pages to follow Full Financials

From N. Steffan

Priority ☐ Immediate ☒ Normal ☐ Overnight

**If unreadable or incomplete please call**


**1225 Seventeenth Street**
**Suite 3100**
**Denver, Colorado 80021**

**Tel (303) 295-9100**
**Fax (303) 291-9200**

My direct line
(303) 383-6609




Subject/special instructions

Greg, please make changes and e-mail back to me as soon as possible.

Thanks

ANDERSEN

# PATINA OIL & GAS CORPORATION
## PROFIT SHARING AND SAVINGS PLAN AND TRUST



*Financial Statements and Supplemental Schedule*
*As of December 31, 2001 and 2000*
*Together with Report of Independent Public Accountants*

**Patina Oil & Gas Corporation**
**Profit Sharing and Savings Plan and Trust**

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2001 and 2000

ANDERSEN

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Patina Oil & Gas
Corporation Profit Sharing and Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the PATINA OIL & GAS CORPORATION PROFIT SHARING AND SAVINGS PLAN AND TRUST (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Denver, Colorado,
June 26, 2002.

**Patina Oil & Gas Corporation**
**Profit Sharing and Savings Plan and Trust**
**Statements of Net Assets Available for Benefits**
**As of December 31, 2001 and 2000**

| | 2001 | 2000 |
|---|---|---|
| Investments at fair value (Notes 2 and 3): | | |
| Mutual funds | $ 5,063,164 | $ 5,307,405 |
| Common/collective trust | 1,756,688 | 1,216,466 |
| Employer stock | 7,858,969 | 7,212,407 |
| Participant loans | 60,686 | 83,472 |
| Total Investments | 14,739,507 | 13,819,750 |
| Receivables: | | |
| Employee Contributions | 13,321 | 16,793 |
| Net Pending Trades | - | 8,664 |
| Accrued Interest | 2,457 | 2,214 |
| Total Receivables | 15,778 | 27,671 |
| Net assets available for benefits | $ 14,755,285 | $ 13,847,421 |

The accompanying notes are an
integral part of these statements.

**Patina Oil & Gas Corporation**
**Profit Sharing and Savings Plan and Trust**
**Statement of Changes in Net Assets Available for Benefits**
**For the Year Ended December 31, 2001**

| | |
|---|---|
| ADDITIONS TO NET ASSETS ATTRIBUTED TO: | |
| Investment income- | |
| Interest and dividend income | $ 141,267 |
| Net appreciation in fair value of investments (Notes 2 and 3) | 103,257 |
| Total investment income | 244,524 |
| Contributions- | |
| Employee | 666,215 |
| Employer, net of forfeitures reallocated (Note 1) | 647,327 |
| Rollover | 36,144 |
| Total contributions | 1,349,686 |
| Total additions | 1,594,210 |
| DEDUCTIONS FRON NET ASSETS ATTRIBUTED TO: | |
| Benefits and distributions paid to participants | (686,346) |
| Net increase | 907,864 |
| Net assets available for benefits: | |
| Beginning of year | 13,847,421 |
| End of year | $ 14,755,285 |

The accompanying notes are an integral part of this statement.

**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2001 and 2000**

## (1) DESCRIPTION OF THE PLAN

The following description of the Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust (the "Plan") provides only general information. Participants and all other users of these financial statements should refer to the Plan agreement for a more complete description of the provisions of the Plan.

### General

From January 1996 through October 21, 1997, Patina Oil & Gas Corporation ("Patina" or the "Company") was a majority-owned affiliate of Snyder Oil Corporation ("SOCO") and as such, Patina's employees were participants in the SOCO Profit Sharing and Savings Plan.

In October 1997, SOCO disposed of its ownership interest in the Company and Patina became an independent oil and gas company. As a result, Patina adopted the Plan, which became effective January 1, 1997. In January 1998, assets of approximately $4.3 million attributable to Patina employees were transferred from the SOCO Profit Sharing and Savings Plan to the Plan.

The Plan is a defined contribution profit sharing and 401(k) savings plan for the benefit of eligible employees of the Company. The Plan is administered by an advisory committee composed of three employees approved by Patina's Board of Directors. An employee becomes eligible to participate in the Plan on the first entry date after the employee attains age 18 and completes three months of service. The entry dates for the Plan are January 1, April 1, July 1 and October 1 of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

The Plan allows participants various investment options including mutual funds, common/collective trusts and securities of the Company in which to invest individual and employer contribution amounts, which may be changed at any time throughout the year. Investment income and/or losses are allocated to participants based upon the ratio of their participant account balance to the total participant account balances in the manner described in the Plan agreement.

Contributions

Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by Patina's Board of Directors. Employer contributions are allocated to participants independently based upon annual compensation adjusted for social security taxable compensation limits in a manner defined by the Plan agreement. For the year ended December 31, 2001, the Company made discretionary contributions of $647,327 in Company stock to the Plan, net of reallocated forfeitures of $18,230. The number of Company shares are based on their fair market value at the date of contribution.

Employee contributions were not permitted by the Plan until January 1, 1998. Eligible participants can contribute on a pre-tax basis from 1% to 18% of their eligible compensation, as defined, up to the maximum amount allowed by Internal Revenue Code ("IRC") Section 402(g) ($10,500 for 2001). Rollover contributions from other qualified plans are also allowed if certain criteria is met.

Vesting

Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% after three years and 100% after four or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon reaching their normal retirement date as defined by the Plan agreement, or upon death or total disability of the participant.

Forfeitures

Upon termination of employment, the nonvested amounts in a participant's Employer contribution account are forfeited by participants under the terms of the Plan. Amounts forfeited to the Plan may be applied to restore individual accounts of former participants, who are re-employed by the Company, as described in the Plan agreement, or to pay Plan fees and expenses. To the extent such restorations, fees and expenses do not deplete the aggregate amount of forfeitures for the Plan year, the remaining amounts shall be allocated as an Employer Contribution in the Plan year following the year in which the forfeiture occurred. As noted above, plan year 2000 forfeitures were reallocated to participants during the 2001 plan year. As of December 31, 2001 and 2000, there were approximately $16,000 and $19,000, respectively, plan year forfeitures remaining to be reallocated in the following year.

Distributions

Distribution of the participant's entire account becomes due upon retirement, at/or after age 59 ½, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution, in installments, or a direct rollover into another qualified plan as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions.

Loans

Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates determined from time to time by the Plan administrator. Principal and interest repayments are paid through payroll deductions.

Plan Termination

Although it has not expressed any intention to do so, the Company may suspend or discontinue contributions under the Plan and has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan agreement and ERISA.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company. During 2001, such expenses were approximately $13,000.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Company's stock and mutual funds are stated at fair value, which is based on the quoted market prices as of December 31, 2001 and 2000.

The common/collective trust invests in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the common/collective trust fund's audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average yield for the year ended December 31, 2001 was 5.97%. The crediting interest rate as of December 31, 2001 and 2000 was approximately 6.50% and 6.65%, respectively.

Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or yearend fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Reclassifications
Certain reclassifications have been made to the 2000 amounts in order to conform with the current year presentation.

## (3) INVESTMENTS

The following presents investments which exceed 5% of net assets available for plan benefits as of December 31, 2001 and 2000:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Number of Units/Shares | Fair Value | Number of Units/Shares | Fair Value |
| Merrill Lynch Retirement Preservation Trust | 1,756,688 | $1,756,688 | 1,216,466 | $1,216,466 |
| Merrill Lynch S&P Index Fund, Inc., Class A | 71,095 | 1,001,017 | 65,591 | 1,061,268 |
| Davis New York Venture Fund, Inc., Class A | 73,327 | 1,864,698 | 66,206 | 1,902,763 |
| AIM International Equity Fund | * | * | 43,599 | 836,661 |
| Patina Stock Fund | 285,781 | 7,858,969 | 300,517 | 7,212,407 |

* Does not exceed 5% as of the respective date

During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | |
|---|---|
| Mutual funds | $ (816,350) |
| Employer Stock | 919,607 |
| | $ 103,257 |

## (4) TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated February 29, 2000 stating that the Plan is qualified under the appropriate sections of the IRC. Although the Plan has been subsequently amended, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of December 31, 2001 and 2000.

## (5) PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Company stock. Certain Plan investments are also shares in mutual funds and a common/collective trust managed by Merrill Lynch Trust Company ("Merrill Lynch"), the Trustee and recordkeeper of the Plan. As such these represent party-in-interest transactions.

## (6) CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan has a significant concentration in the Company Common Stock. The Plan provides for various investments in Company stock, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

## Patina Oil & Gas Corporation
## Profit Sharing and Savings Plan and Trust
## Schedule of Assets (Held at End of Year)
## As of December 31, 2001

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Investments | Number of Units/Shares | Current Value |
|---|---|---|---|
| * Merrill Lynch Bond High Income Portfolio Class D | Mutual Fund | 28,342 | $ 134,909 |
| * Merrill Lynch Balanced Capital Fund, Inc., Class D | Mutual Fund | 13,543 | 361,202 |
| * Merrill Lynch Global Allocation Fund, Inc., Class D | Mutual Fund | 16,941 | 217,348 |
| * Merrill Lynch S&P Index Fund, Inc., Class A | Mutual Fund | 71,095 | 1,001,017 |
| Davis New York Venture Fund, Inc., Class A | Mutual Fund | 73,327 | 1,864,698 |
| * Merrill Lynch Fundamental Growth Fund, Inc., Class D | Mutual Fund | 9,581 | 171,110 |
| Alliance Quasar Fund, Class A | Mutual Fund | 3,799 | 77,203 |
| AIM International Equity Fund | Mutual Fund | 45,769 | 681,963 |
| Alger Small Capitalization Retirement Fund | Mutual Fund | 11,041 | 165,394 |
| State Street Research Capital Fund | Mutual Fund | 7,188 | 69,720 |
| Oppenheimer Quest Opportunity Value Fund | Mutual Fund | 2,769 | 88,225 |
| Alliance Premier Growth Fund | Mutual Fund | 11,337 | 230,375 |
| | Total Mutual Funds | | 5,063,164 |
| *Merrill Lynch Retirement Preservation Trust | Common / Collective Trust | 1,756,688 | 1,756,688 |
| Participant Loans | Interest rates ranging from 7.00% to 11.5% | 60,686 | 60,686 |
| *Patina Stock Fund | Patina Common Stock ($.01 par value) | 285,781 | 7,858,969 |
| Total Investments | | | $ 14,739,507 |

*Represents a party-in-interest (Note 6).